

March 26, 2015

Via E-mail
Mr. Rehan A. Jaffer
H Partners Management, LLC
888 Seventh Avenue, 29th Floor
New York, New York 10019

> **Re: Tempur Sealy International, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 20, 2015**
> **File No. 001-31922**

Dear Mr. Jaffer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Letter to Stockholders

1.   In the first sentence of the second paragraph, please characterize the statement regarding poor operational execution as your belief.

2.   Please clarify that Mr. McLane is no longer an employee of TA Associates, Inc.

Background to the Solicitation, page 4

3.   With regard to the meeting on September 16, 2013, please provide support for the statement that Mr. McLane dismissed the notion of Mr. Nabi joining the Board. We understand that Mr. McLane indicated that he would, and in fact did, deliver the request to the Nominating and Corporate Governance Committee for consideration. Please also

disclose with more specificity the concerns regarding the company's performance expressed by Mr. Nabi during the meeting.

4.   Disclosure states that on February 7, 2015, H Partners requested the resignations of Mr. McLane and Mr. Masto from the board. We understand that H Partners may have also requested the resignations of Mr. Judge and Mr. Sarvary. If true, please revise your disclosure. Please also disclose, if true, any deadline for response that was set by H Partners at that time, and any consequences established for not responding by that time, such as making statements to the press.

5.   We understand that, in the February 10, 2015 e-mail exchange described in the disclosure, Mr. Nabi expressly refused to engage in an further discussion other than implementation of the February 7 demands. If true, please revise your disclosure to address this.

Tempur Sealy Has Significantly Underperformed Peers…, page 6

6.   Please modify the second sentence to clarify that the table contains what you believe to be execution errors. Please also provide support for the following assertions in the table:

- Supply constraints occurred on Cloud Select in Q3 2012
- New product manufacturing costs were higher than expected in Q3 2012
- Slowdown in SealyEurope was significant in Q4 2014
- Liquidation of sole third-party supplier was a surprise in Q4 2014

7.   In the table on the bottom of page 7, please provide support for the assertion that the company's guidance for its net leverage ratio was 3.25x for 2014. We understand that it was in fact 3.8x.

8.   In the chart on the top of page 8, you appear to be presenting certain figures as company guidance, when footnote disclosure indicates that the guidance is in fact derived by H Partners itself, extrapolating from company guidance. Please make this more clear in the chart and its title.

We Are Concerned with the Company's Poor Corporate Governance Practices…, page 9

9.   Please identify in your opening paragraph the "certain members of the Board" whom you assert have been acting in furtherance of their own personal interests at the expense of stockholders, and qualify this statement as your belief.

We Believe Messrs. Masto, McLane and Sarvary Should be Held Accountable, page 11

10.   Please specify the "deeply concerning" activities to which you refer in the first paragraph of this section.

Form of Proxy

11.   We note that you have not presented your own slate of nominees for the election of directors. Please advise how you determined that proposals 1.A and 1.B are nevertheless consistent with Rule 14a-4(b) and Rule 14a-4(d).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

Mr. Rehan A. Jaffer
H Partners Management, LLC
March 26, 2015
Page 4

cc: <u>Via E-mail</u>
        Steve Wolosky, Esq.
        Olshan Frome Wolosky LLP